Exhibit 99.1

News Release #13/2012
2012-03-23

Baja Mining Reports Support From Glass Lewis, A Leading Independent Proxy Advisory Firm

Vancouver, March 23, 2012 – Baja Mining Corp. (TSX:BAJ - OTCQX: BAJFF) today reported that Glass Lewis & Co.*, a leading independent proxy advisory firm, has recommended that Baja shareholders vote the GOLD proxy in support of Baja’s Board.

Among other things, Glass Lewis has specifically recommended shareholders should not elect to the Board two dissident nominees put forward by Mount Kellett Master Fund II A LP. Baja has scheduled for the vote to take place at a special meeting of shareholders on April 3, 2012.

“We welcome the Glass Lewis recommendation,” said Giles Baynham, Chairman of Baja. “We have a strong board of directors, good corporate governance, a clear and focused strategy, and a track record of success in the development of the Boleo Project. Glass Lewis clearly agrees with Baja that the dissident has put forward two nominees with lesser qualifications and has employed unbecoming proxy campaign tactics. Glass Lewis also agrees with Baja that dissident nominee Stephen Lehner, the Managing Director of Mount Kellett, could face a conflict of interest.”

Details of the Glass Lewis Report

In its detailed, 20-page report, Glass Lewis concluded that the situation at Baja does not warrant the addition of Mount Kellett’s dissident nominees or the removal of two incumbent Baja directors as sought by Mount Kellett. As part of its analysis Glass Lewis commented on the dissident’s “curious” conduct of its proxy campaign and noted that the two dissident nominees have board qualifications inferior to those of the two incumbent directors targeted by the dissident for removal.

On Mount Kellett’s lack of credibility

“We tend to believe the Company's depiction of events more than the dissident's in this case,” said Glass Lewis, adding that “the dissident's changing story, exaggeration of concerns and omission of facts make it appear to be somewhat disingenuous. Specifically, the dissident's proposed standstill allowed it to opt out after just 15 days, it voiced its governance concerns late in the engagement, and its own investments and nominees reflect, in some cases, poorer governance principles than the Company that is targeted…. Combined, the dissident's curious approach and the Company's explanations and responses lead us to put more faith in Baja's version of events, as well as the Company's intentions.”

On Stephen Lehner’s lack of qualifications

The Glass Lewis report said, “In our view, dissident nominee Stephen Lehner doesn't seem to be qualified to serve on a public mining company board. His background is in investment banking and investing and he has no experience serving as a public company director. That's a stark contrast compared to the qualifications of the directors the dissident seeks to replace, who have experience in

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mining, engineering and serving on public company boards…. As the Company points out, Mr. Lehner could face a conflict of interest in owing a fiduciary duty to Baja and its shareholders as well as to Mount Kellett and its investors as an investment manager.”

On Lorie Waisberg’s overboarding

With regard to the dissident’s other nominee, Lorie Waisberg, Glass Lewis discounted his commitment to reduce his overboarding. Glass Lewis said Mr. Waisberg serves on “too many boards” and added, “Based on our voting guidelines for the Canadian market, we generally withhold votes for any directors who serve on more than six public company boards or more than three audit committees. Therefore, in order to align with Glass Lewis' voting policy, if Mr. Waisberg was elected to the Baja board he would indeed need to resign one of his other directorships as well as withdraw from two audit committees. In the last four years, Glass Lewis has recommended withholding votes from Mr. Waisberg 10 times.”

On the Compensation of Kendra Low, VP Administration and Corporate Secretary

"Looking at the pay of the CEO's daughter specifically, we believe the Company has adequately explained what at first glance might appear to be a conflict and has provided sufficient justification to shareholders regarding this issue. In particular, we take note that [CEO John] Greenslade did not hire or promote his daughter and does not determine her pay, Mr. Greenslade abstained from the vote that appointed her corporate secretary, her stock option grant was in line with grants to other executives, her compensation is targeted at the 75th percentile and in 2010 her pay was below the industry median."

On Baja and Catalyst

Said the Glass Lewis report, "In our view, the dissident's fear of the Company pursuing a related-party transaction with Catalyst also seems overblown at this point now that Baja has decided not to make an investment in Catalyst, says it has no current intention to do so and committed to seek approval from disinterested directors and shareholders before pursuing such an investment or transaction."

Glass Lewis’ conclusion

Said Glass Lewis, “In support of our conclusion, we point to the Company's past outperformance compared to peers, a lack of a clear plan or vision from the dissident and concerns regarding the qualifications and ability of the dissident nominees to serve on the Baja board. Further, we believe an objective analysis of the facts lends more credence to the Company's narrative of this proxy contest than to the dissident's portrayal.”

Accordingly, Glass Lewis recommend that shareholders use the Company's GOLD proxy card to vote:

  AGAINST the director removal proposal

  AGAINST the board expansion proposal

  WITHHOLD from dissident nominee Lehner

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  WITHHOLD from dissident nominee Waisberg

  FOR the amendment to the stock option plan

Baja believes shareholders should follow the Glass Lewis recommendations and vote the GOLD proxy immediately. Given Mount Kellett’s 19.9% ownership, the outcome of the proxy contest will be close, so every vote will count. Even if a shareholder previously voted a blue proxy, a later-dated GOLD proxy will cancel the earlier vote.

*Permission to quote Glass Lewis was neither sought nor obtained.

Voting Instructions

Baja urges shareholders to vote only the GOLD proxy AGAINST Mount Kellett’s director removal resolution, and AGAINST Mount Kellett’s Board expansion resolution. Vote WITHHOLD for the two Mount Kellett nominees to the Board, Stephen Lehner (the managing director of Mount Kellett) and Lorie Waisberg. Shareholders should discard any blue proxy they may receive and should vote only their GOLD proxy well in advance of the proxy voting deadline of March 30, 2012 at 10:00 a.m. (Vancouver Time).

About Baja

Baja Mining Corp. (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70 percent interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30 percent. Boleo is funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo could be developed economically at an after-tax IRR of 25.6 percent (100 percent equity), with a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), a NPV of US$1.3 billion (8 percent discount rate), and an average life-of-mine cash cost of negative US$0.29/lb for copper, net of by-product credits. Metal Prices were based on SEC pricing guidelines (which at the time of the 2010 report were US$2.91/lb Cu, US$26.85/lb Co and US$1,175/tonne ZnSO4H2O). For more information, please visit www.bajamining.com.

On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"

John W. Greenslade, President & Chief Executive Officer

For further information please contact:

Shareholders:

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Laurel Hill Advisory Group
Toll-free 1-877-304-0211
Collect: 416-304-0211
assistance@laurelhill.com

Media:

Longview Communications

Alan Bayless, 604-694-6035
abayless@longviewcomms.ca

or

Joel Shaffer, 416-649-8006
jshaffer@longviewcomms.ca

Forward-Looking Statements

This news release contains forward-looking statements. Forward-looking statements are statements that relate to future events or financial performance, anticipated developments at the Company’s projects and the projected performance and economics of the Boleo Project. In addition, estimates of mineral reserves and resources and NPV estimates may be forward-looking statements because they represent estimates of mineralization, costs, revenues and other factors that may be encountered in the future. Forward-looking statements speak only as of their date, are only predictions and are subject to known and unknown risks, uncertainties and other factors, including without limitation those described in Baja’s most recent annual information form filed under its profile at www.sedar.com and its most recent annual report filed with the US Securities and Exchange Commission (“SEC”) at www.sec.gov. All forward-looking statements in this news release are qualified by these cautionary statements. These risks, as well as risks that the Company cannot currently anticipate, could cause the Company’s or its industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activities or performance expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements included in this press release are reasonable, the Company cannot guarantee future results, levels of activity or performance. Except as required by applicable law, the Company does not intend to update any of these forward-looking statements to conform them to actual results.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves (the "CIM Standards").

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United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7"). Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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